LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2010	bazoff@luselaw.com

July 31, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Seneca Bancorp, Inc.

Registration Statement on Form S-1

Filed June 13, 2025, as amended on July 25, 2025

File No. 333-288044

On behalf of Seneca Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated July 30, 2025, are reproduced below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your amended disclosure that Seneca Financial Corp's common stock is quoted on the OTCID Market. We also note your disclosure on the prospectus supplement cover page that Seneca Financial Corp's common stock is quoted on the OTC Pink Market. Please revise for consistency.

References to the OTC Pink Market have been updated to make reference to the OTCID Market on the cover page of the prospectus supplement and the cover page of the stockholder proxy statement/prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 31, 2025

Financial Position and Results of Operations of Our Wealth Management Business Segment, page 72

1.	We note that your assets under management ("AUM") increased from $82.1 million at December 31, 2023 to $233.6 million at December 31, 2024 and the increase was primarily due to your acquisition of a $133.9 million retirement plan book of business in October 2023. Please revise your disclosure to clarify the reason for the period-end amount of your AUM at December 31, 2023 being lower than the amount acquired in October 2023.

While the acquisition agreement was executed in October 2023, the transfer of customer assets to Financial Quest described above was completed in February 2024. At the time of transfer, the value of those assets totaled $131.6 million. At March 31, 2025, the value of those assets was $133.9 million. In response to this comment, disclosure on pages 3, 23, 59, 70, 72 and 93 of the prospectus has been updated to clarify that the acquisition was completed in February 2024 and the value of the acquired assets under management was $131.6 million at that time.

*             *             *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Benjamin Azoff
Benjamin Azoff

Enclosure

cc:	Joseph Vitale, President and CEO, Seneca Bancorp, Inc.

Madeleine Joy Mateo, SEC

Eric Envall, SEC

Jee Yeon Ahn, SEC

Amit Pande, SEC